Exhibit 99.1

FINAL

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 9561

Email: ir@htinns.com

http://ir.htinns.com

China Lodging Group, Limited to Hold 2011 Annual General Meeting on December 8, 2011

Shanghai, China, October 24, 2011 –China Lodging Group, Limited (NASDAQ: HTHT) (the “Company”), a leading and high-growth economy hotel chain operator in China, today announced that it will hold its 2011 annual general meeting of shareholders at No. 2266, Hongqiao Road, Changning District, Shanghai, People’s Republic of China on December 8, 2011 at 10 a.m., local time. Holders of record of ordinary shares of the Company at the close of business on October 25, 2011 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Citibank, N.A.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.htinns.com.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. The Company’ ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HTHT.” For more information about the Company, please visit http://ir.htinns.com.